Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 16, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on the supplemental shareholder list on August 15, 2006.

1. Second Quarter Report Six Months Ended June 30, 2006

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY